Exhibit 21
Mariner Energy, Inc.
Subsidiaries

State or Other
Jurisdiction of
Incorporation or
Exact Name of Subsidiary	Organization	Name under which Subsidiary does Business
Mariner Energy Resources, Inc.	Delaware	Mariner Energy Resources, Inc.
Mariner LP LLC	Delaware	Mariner LP LLC
Mariner Energy Texas LP	Delaware	Mariner Energy Texas LP